As filed electronically with the Securities and Exchange Commission on February 12, 2026

Securities Act File No. 333-291545

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____	[ ]

Post-Effective Amendment No. ____	1

Impax Funds Series Trust I

(Exact Name of Registrant as Specified in Charter)

30 Penhallow Street, Suite 100

Portsmouth, New Hampshire 03801

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 767-1729

Edward Farrington

Impax Asset Management LLC

30 Penhallow Street, Suite 100

Portsmouth, New Hampshire 03801

(Name and address of agent for service)

Copies to:

Brian D. McCabe, Esq.

Ropes & Gray LLP

800 Boylston Street

Boston, MA 02199

Telephone Number: (617) 951-7000

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the "Securities Act").

This amendment to the registration statement on Form N-14 of Impax Funds Series Trust I, filed with the Commission on November 14, 2025 (File No. 333-291545) (the "Registration Statement"), is being filed solely for the purpose of filing the executed opinion of counsel as to tax matters and consequences to shareholders related to the reorganization of Impax Global Sustainable Infrastructure Fund into Impax Global Infrastructure ETF.  There have been no changes to the Registration Statement as filed with the Commission on December 16, 2025 pursuant to Rule 497 under the Securities Act (File No. 333-291545).

IMPAX FUNDS SERIES TRUST I

PART C

Other Information

Item 15. Indemnification.

Article Five of the Bylaws of Registrant (“Article Five”) provides that the Registrant shall indemnify each of its trustees and officers, and each person who serves at the Registrant’s request as a director, officer, or trustee of another organization in which the Registrant has any interest as a shareholder, creditor, or otherwise, and the heirs, executors and administrators of each of them (“Covered Persons”).

The Registrant shall indemnify each Covered Person against all liabilities and expenses, including but not limited to amounts paid in satisfaction of judgments, in compromise or as fines or penalties, and counsel fees reasonably incurred by the Covered Person, in connection with the defense or disposition of any action, suit, or other proceeding, whether civil or criminal, before any court or administrative or legislative body, in which the Covered Person is or was involved as a party or otherwise or with which the Covered Person is or was threatened, while in office or thereafter, by reason of any alleged act or omission as a trustee or officer or by reason of his or her being or having been a Covered Person, except that:

(i) no Covered Person is entitled to indemnification with respect to any matter as to which he or she is finally adjudicated in any action, suit, or other proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant; and

(ii) no Covered Person is entitled to indemnification against any liability to the Registrant or its Shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

As to any matter disposed of (whether by a compromise payment, pursuant to a consent decree, or otherwise) without an adjudication by a court, or by any other body before which the proceeding was brought, if it is determined that a Covered Person has not acted in good faith in the reasonable belief that his or her actions were in the best interests of the Registrant or is liable to the Registrant and its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office, the Registrant shall provide indemnification without regard for the conditions stated in sections (i) and (ii) in the preceding paragraph if: (a) approved, after notice that it involves such indemnification, by at least a majority of the trustees, who are neither “interested persons” of Registrant, as defined in Section 2(a)(19) of the 1940 Act (or who is exempted from being an “interested person” by rule, regulation, or order of the Securities and Exchange Commission), nor parties to the actions, suits, or other proceedings in question, (or another action, suit, or other proceeding on the same or similar grounds) is then or has been pending (“disinterested, non-party trustees”), acting on the matter (provided that a majority of the disinterested non-party trustees then in office act on the matter) upon a determination, based upon a review of readily available facts (as opposed to a full trial type inquiry) that the Covered Person has acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and is not liable to the Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office; or (b) there has been obtained an opinion in writing of independent legal counsel, based upon a review of readily available facts (as opposed to a full trial type inquiry) to the effect that the Covered Person appears to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant and that such indemnification would not protect the Covered Person against any liability to the Registrant to which the Covered Person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.

Registrant shall pay the expenses, including counsel fees (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), incurred by a Covered Person in respect of any action, suit, or proceeding against which the Covered Person may be entitled to indemnification under Article Five, from time to time in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the Covered Person to repay to the Registrant amounts so paid if it is ultimately determined that indemnification of such expenses is not authorized under Article Five, if (i) the Covered Person has provided appropriate security for such undertaking, or (ii) the Registrant is insured against losses arising from any such advance payments, or (iii) either a majority of the disinterested, non-party trustees of Registrant acting on the matter (provided that a majority of the disinterested, non-party trustees then in office act on the matter), or independent legal counsel as expressed in a written opinion, determines, based on a review of readily-available facts (as opposed to a full trial type inquiry), that there is reason to believe that the Covered Person ultimately will be found entitled to indemnification under Article Five. For purposes of the determination or opinion referred to in this section (iii), the majority of disinterested non-party trustees acting on the matter or independent legal counsel, as the case may be, shall afford the Covered Person a rebuttable presumption that the Covered Person has not engaged in willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the Covered Person’s office.

Any approval of indemnification pursuant to Article Five does not prevent the recovery from any Covered Person of any amount paid to such Covered Person in accordance with Article Five as indemnification if such Covered Person is subsequently adjudicated by a court of competent jurisdiction to be liable to Registrant or its shareholders by reason of (a) not acting in good faith in the reasonable belief that such Covered Person’s action was in the best interests of Registrant or (b) to have been liable to Registrant or its shareholders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such Covered Person’s office.

Article Five also provides that its indemnification provisions are not exclusive and do not affect any other rights to which any Covered Person may be entitled. Nothing contained in Article Five affects any rights to indemnification to which personnel of the Registrant, other than Covered Persons, and other persons may be entitled by contract or otherwise under law, nor the power of the Registrant to purchase and maintain liability insurance on behalf of any such person.

The Trust has also entered into Indemnification Agreements with each of its Trustees and its chief compliance officer, a copy of which has been filed as an exhibit to this registration statement, establishing certain procedures with respect to the indemnification described above.

Item 16. Exhibits.

(1)	Amended and Restated Agreement and Declaration of Trust of Registrant dated October 3, 2025. Incorporated by reference to Post-Effective Amendment No. 108 to the Registrant’s registration statement on Form N-1A.

(2)	By-Laws. Bylaws of Registrant. Incorporated by reference to Post-Effective Amendment No. 49 to the Registrant’s registration statement on Form N-1A.

(3)	Not Applicable.

(4)	Form of Agreement and Plan of Reorganization. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed November 14, 2025.

(5)	Instruments Defining Rights of Securities Holders. Incorporated by reference to the following sections of the Agreement and Declaration of Trust listed above as Exhibit 23(a): Article III, Section 6, part (g); Article III, Sections 7-9; and Article V, Sections 1-6.

(6)	Amended and Restated Investment Advisory Contract between Registrant and Impax Asset Management LLC. Incorporated by reference to Post-Effective Amendment No. 108 to the Registrant’s registration statement on Form N-1A.

(7)	Underwriting Contracts. Distribution Agreement between Registrant and Foreside Financial Services, LLC. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed November 14, 2025.

(8)	Not Applicable.

(9)	Agency Services Agreement between Registrant and JPMorgan Chase Bank, N.A. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed November 14, 2025.

(10)	Not Applicable.

(11)	Opinion and consent of Ropes & Gray LLP as to the legality of the securities being registered. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed November 14, 2025.

(12)	Opinion and consent of Ropes & Gray LLP as to tax matters is filed herewith.

(13)(a)	Form of Indemnification Agreement. Incorporated by reference to Post-Effective Amendment No. 102 to the Registrant’s registration statement on Form N-1A.

(13)(b)	Form of Authorized Participant Agreement. Incorporated by reference to the Registrant’s registration statement on Form N-14 filed November 14, 2025.

(14)	Consent of Independent Registered Public Accounting Firm. Incorporated by reference to the Registrant’s registration statement of Form N-14 filed November 14, 2025.

(15)	Not Applicable.

(16)	Power of Attorney, incorporated by reference to Post-Effective Amendment No. 108 to the Registrant’s registration statement on Form N-1A.

(17)	Fund Services Agreement between Registrant and JPMorgan Chase Bank, N.A. Incorporated by reference to Post-Effective Amendment No. 104 to the Registrant’s registration statement on Form N-1A.

Item 17. Undertakings

(1)	The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)	The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)	The Registrant undertakes to file the opinion of counsel as to tax matters that is required by Item 16(12) in a post-effective amendment to this Registration Statement within a reasonable time after the closing of the transactions contemplated herein.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the City of Portsmouth and the State of New Hampshire, on the 12th day of February, 2026.

Impax Funds Series Trust I

/s/ Edward Farrington
Name: Edward Farrington
Title: President and Principal Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Edward Farrington	Trustee, President (Principal Executive Officer)	February 12, 2026
Edward Farrington

/s/ Daniel Saltus	Treasurer (Principal Financial and Accounting Officer)	February 12, 2026
Daniel Saltus

*	Trustee	February 12, 2026
Adrian P. Anderson

*	Trustee	February 12, 2026
Ingrid Dyott

*	Trustee	February 12, 2026
Teresa Kong

*	Trustee	February 12, 2026
John L. Liechty

*	Trustee	February 12, 2026
Lyle Logan

*	Trustee	February 12, 2026
Gregory D. Sheehan

*	Trustee	February 12, 2026
Nancy S. Taylor

*By:	/s/ John Boese
John Boese Attorney-in-Fact February 12, 2026

IMPAX FUNDS SERIES TRUST I

EXHIBITS INDEX

EXHIBIT NO.	DESCRIPTION
12	Opinion and consent of Ropes & Gray LLP as to tax matters.